                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                      OMB Number:    3235-0145
                                                      Expires:October 31, 2002
                                                      Estimated average burden
                                                      hours per response 14.90
                                                     ---------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*

                         PLUM CREEK TIMBER COMPANY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   729251108
        ---------------------------------------------------------------
                                (CUSIP Number)


                                 John H. Scully
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 21, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                              ----------------------
CUSIP NO. 729251108                                     Page 2 of 70 Pages
          ---------
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      PCMC Intermediate Holdings, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,536,942 common stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,536,942 common stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,536,942 common stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      PN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR PCMC INTERMEDIATE HOLDINGS, L.P.
(1) Power is exercised through its sole general partner, PC Advisory Partners I, L.P.

                                  SCHEDULE 13D

--------------------------                          --------------------------
CUSIP NO. 729251108                                  Page 3 of 70 Pages
          ---------
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PC Advisory Partners I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,633,275 common stock (1)(2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,633,275 common stock (1)(2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,633,275 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      PN
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR PC ADVISORY PARTNERS I, L.P.
(1) Solely in its capacity as the sole general partner of PCMC Intermediate Holdings, L.P. with respect to 9,536,942 shares of common stock. PC Advisory Partners I, L.P. directly holds 96,333 shares of common stock.
(2)   Power is exercised through its sole general partner, PC Advisory Corp I.

-------------------------------                    ---------------------------
CUSIP No. 729251108                                  Page 4 of 70 Pages
          ---------
-------------------------------                    ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PC Advisory Corp. I
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,633,275 common stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,633,275 common stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,633,275 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      CO
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR PC ADVISORY CORP I.
(1) Solely in its capacity as the general partner of PC Advisory Partners I, L.P.

-------------------------------                    ---------------------------
CUSIP No. 729251108                                  Page 5 of 70 Pages
          ---------
-------------------------------                    ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,126 common stock (2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,633,275 common stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,126 common stock (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,633,275 common stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,641,401 common stock (1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR JOHN H. SCULLY.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 9,633,275 shares of common stock.
(2) 5,000 shares of common stock are held in a self-administered D.L.&W., Inc., Basic Profit Sharing Retirement Plan.

-------------------------------                    ---------------------------
CUSIP No. 729251108                                  Page 6 of 70 Pages
          ---------
-------------------------------                    ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,606 common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,633,275 common stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,606 common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,633,275 common stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,636,881 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR WILLIAM E. OBERNDORF.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 9,633,275 shares of common stock.

-------------------------------                    ---------------------------
CUSIP No. 729251108                                  Page 7 of 70 Pages
          ---------
-------------------------------                    ---------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,355 common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,633,275 common stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,355 common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,633,275 common stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,636,630 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR WILLIAM J. PATTERSON.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 9,633,275 shares of common stock.

              This Amendment No. 5 amends the Schedule 13D (the "Original
Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 13, 1999. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 9, 2001.

ITEM 1.       SECURITY AND ISSUER.

              No Change.


ITEM 2.       IDENTITY AND BACKGROUND.

              No Change.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No Change.


ITEM 4.       PURPOSE OF TRANSACTION.

              Item 4 is amended and restated in its entirety as follows:

              The Reporting Persons originally acquired the Shares reported herein for investment purposes and to influence the direction and management of the Issuer. Each Reporting Person evaluates on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's common stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. The Reporting Persons may dispose of shares of Common Stock, which may be effected at any time and from time to time through market transactions, underwritten offerings, block trades, privately negotiated transactions or otherwise.

              Pursuant to an exercise of rights under a Registration Rights Agreement, dated as of July 1, 1999 (the "Registration Rights Agreement"), to which PC Advisory Partners and Holdings are parties, a copy of which was previously filed as Exhibit 3 to the Original Schedule 13D and is incorporated herein by reference, PC Advisory Partners sold 75,000 shares of Common Stock and Holdings sold 7,425,000 shares of Common Stock in a registered offering that closed on November 21, 2001 (the "Offering"). The underwriters in the Offering hold an overallotment option to sell a further 1,125,000 shares of Common Stock held by PC Advisory Partners and Holdings, which option will expire on December 15, 2001. Following the sale of Common Stock in the Offering, PC Advisory Partners and Holdings together beneficially own 9,633,275 shares of common stock, or 5.3% of the outstanding Common Stock. In connection with the Offering, PC Advisory Partners and Holdings entered into the Purchase Agreement (as defined in Item 6), which is attached as Exhibit 6 hereto and is incorporated by reference in its entirety.

              Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 182,624,531 shares of Common Stock outstanding as of November 5, 2001, as indicated by the Issuer in its Form S-3/A filed with the SEC on November 15, 2001.


              Holdings
              --------

              The aggregate number of Shares that Holdings owns directly is 9,536,942 shares of Common Stock, which constitutes approximately 5.2% of the shares of Common Stock outstanding.


              PC Advisory Partners
              --------------------

              Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,633,275 shares of Common Stock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.


              PC Advisory Corp.
              -----------------

              Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,633,275 shares of Common Sock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.

              JHS
              ---

              Individually and because of his position as a control person of PC Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,641,401 shares of Common Stock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.

              WEO
              ---

              Individually and because of his position as a control person of PC Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,636,881 shares of Common Stock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.

              WJP
              ---

              Individually and because of his position as a control person of PC Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner or 9,636,630 shares of Common Stock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares.

              (b)

              Holdings
              --------

              Holdings has the sole power to vote and the sole power to dispose of all of the 9,536,942 shares of Common Stock owned directly by Holdings, which constitutes approximately 5.2% of the shares of Common Stock outstanding.

              PC Advisory Partners
              --------------------

              Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners has the sole power to vote and the sole power to dispose of all of the 9,633,275 shares of Common Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 5.3% of the shares of Common Stock outstanding.


              PC Advisory Corp.
              -----------------

              Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp. has the sole power to vote and the sole power to dispose of all of the 9,633,275 shares of Common Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 5.3% of the shares of Common Stock outstanding.


              JHS
              ---

              Individually JHS has the sole power to vote and the sole power to dispose of 8,126 shares of Common Stock and because of his position as a control person of PC Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 9,633,275 shares of Common Stock, which, in the aggregate, constitutes approximately 5.3% of the shares of Common Stock outstanding.


              WEO
              ---

              Individually WEO has the sole power to vote and the sole power to dispose of 3,606 shares of Common Stock and because of his position as a control person of PC Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 9,633,275 shares of Common Stock, which, in the aggregate, constitutes approximately 5.3% of the shares of Common Stock outstanding.


              WJP
              ---

              Individually WJP has the sole power to vote and the sole power to dispose of 3,355 shares of Common Stock and because of his position as a control person of PC Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 9,633,275 shares of Common Stock, which, in the aggregate, constitutes approximately 5.3% of the shares of Common Stock outstanding.

              (c) As described in Item 4, on November 21, 2001, PC Advisory Partners sold 75,000 shares of Common Stock and Holdings sold 7,425,000 shares of Common Stock at a price of $28.00 per share in a registered offering. To the best of the knowledge of each of the Reporting Persons, except as set forth in this Item 5(c), none of the Reporting Persons has effected any transactions in Shares since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Person affirms that except as otherwise described herein, no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sales of, the Shares owned by such Reporting Person.

              (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 is amended and restated in its entirety as follows:

              Holdings, PC Advisory Partners and the Issuer are parties to a Registration Rights Agreement dated as of July 1, 1999, pursuant to which Holdings and PC Advisory Partners have certain registration rights pertaining to the shares of Common Stock owned by them.

              In connection with the Offering, PC Advisory Partners and Holdings entered into a purchase agreement (the "Purchase Agreement") dated as of November 15, 2001 among PC Advisory Partners, Holdings, the Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Goldman, Sachs & Co. and D.A. Davidson & Co. The Purchase Agreement is attached as Exhibit 6 hereto and is incorporated by reference herein in its entirety.

              Under the Purchase Agreement, each of PC Advisory Partners, Holdings, JHS, WEO and WJP have agreed, for a period of ninety (90) days from the date of the Purchase Agreement, not to (i) offer, pledge, sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or (ii) enter into any agreement or transaction that transfers the economic consequence of the ownership of Common Stock, without the prior written consent of Merrill Lynch. Notwithstanding the restrictions described in the foregoing sentence, PC Advisory Partners and Holdings may distribute shares of Common Stock to their limited partners, provided that such limited partners agree to be bound by the transfer restrictions described above (with an exception for certain contributions by such limited partners to bona fide charities). In addition, notwithstanding the restrictions described above, JHS, WEO and WJP may transfer shares of Common Stock as bona fide charitable gifts or to any trust for the benefit of such individual or his immediate family, provided that the trustee of the trust agrees to be bound by the transfer restrictions described above and provided further that no such transfer involves a disposition for value.

              Except as set forth herein and in the Exhibits filed herewith or with the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit        Document Description
              -------        --------------------

               A             Agreement pursuant to Rule 13d-1(k)(1)(iii)

               1 Certificate of Incorporation (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed on July 13, 1999)

               2             Conversion Agreement (incorporated by reference to
                             Exhibit 2 of the Original Schedule 13D filed on July 13, 1999)

               3 Registration Rights Agreement (incorporated by reference to Exhibit 3 of the Original Schedule 13D filed on July 13, 1999)

               6             Purchase Agreement, dated November 15, 2001.

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 21, 2001


/s/ Phillip Gordon
--------------------------
Phillip Gordon

Attorney-in-Fact for:

PCMC INTERMEDIATE HOLDINGS, L.P. (1)
PC ADVISORY PARTNERS I, L.P. (2)
PC ADVISORY CORP. I (3)
JOHN H. SCULLY (4)
WILLIAM E. OBERNDORF (5)
WILLIAM J. PATTERSON (6)


              (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. was filed with the Securities and Exchange Commission as Exhibit B-1 to the Schedule 13D amendment filed on September 13, 2001.

              (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners I, L.P. was filed with the Securities and Exchange Commission as Exhibit B-2 to the Schedule 13D amendment filed on September 13, 2001.

              (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. I was filed with the Securities and Exchange Commission as Exhibit B-3 to the
                        Schedule 13D amendment filed on September 13, 2001.

              (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully was filed with the Securities and Exchange Commission in connection with a
                        Schedule 13D filed on September 18, 1992.

              (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf was filed with the Securities and Exchange Commission in connection with a
                        Schedule 13D filed on September 18, 1992.

              (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson was filed with the Securities and Exchange Commission in connection with a
                        Schedule 13D filed on September 18, 1992.

                                  EXHIBIT INDEX


Exhibit         Document Description
-------         --------------------

   A            Agreement Pursuant to Rule 13d-1(k)(1)(iii)

   1 Certificate of Incorporation (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed on July 13, 1999)

   2 Conversion Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed on July 13, 1999)

   3            Registration Rights Agreement (incorporated by reference to
                Exhibit 3 of the Original Schedule 13D filed on July 13, 1999)

   6            Purchase Agreement, dated November 15, 2001.